Exhibit 12

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary Companies

(Unaudited)

	Three Months Ended March 31,
Millions of Dollars, Except for Ratios	2007	2006
Earnings:
Net income	$ 377	$ 303
Equity earnings net of distributions	(15)	(14)
Total earnings	362	289
Income taxes	235	184
Fixed charges:
Interest expense including amortization of debt discount	112	125
Portion of rentals representing an interest factor	60	60
Total fixed charges	172	185
Earnings available for fixed charges	$ 769	$ 658
Ratio of earnings to fixed charges	4.5	3.6